Filed Pursuant to Rule 433

Registration Statement No. 333-181749-03

Dated September 10, 2012

PECO Energy Company

Pricing Term Sheet

Issuer:	PECO Energy Company

Ratings:	A1 (Moody’s); A- (S&P); A (Fitch)

Securities:	First and Refunding Mortgage Bonds

Settlement Date:	September 17, 2012

Principal Amount:	$350,000,000

Maturity:	September 15, 2022

Coupon:	2.375%

Benchmark Treasury:	1.625% due August 15, 2022

Benchmark Treasury Yield:	1.685%

Spread to Benchmark Treasury:	70 basis points

Yield to Maturity:	2.385%

Offering Price:	99.912%

Interest Payment Dates:	March 15 and September 15 of each year, commencing March 15, 2013

Redemption Provisions:	At any time prior to June 15, 2022, at a discount rate of Treasury plus 12.5 basis points; and on or after June 15, 2022, at 100% of the principal, plus accrued interest to the redemption date

CUSIP:	693304 AP2

Joint Book Running Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. CIBC World Markets Corp. Mizuho Securities USA Inc.

Co-Managers:	PNC Capital Markets LLC Lebenthal & Co., LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674, J.P. Morgan Securities LLC at 1-212-834-4533 and U.S. Bancorp Investments, Inc. at 1-877-558-2607.